UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Cott Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

22163N106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,419,055
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,419,055
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,055[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,419,055
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,419,055
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,055[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 528,545
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 528,545
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,545[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 528,545
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 528,545
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,545[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,947,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,947,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,947,600[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON MARK BENADIBA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON MARIO PILOZZI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CSABA REIDER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,966
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,966
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,966[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1	Security and Issuer.

This statement relates to Common Shares, no par value per share (the “Shares”), of Cott Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 6525 Viscount Road, Mississauga, Ontario, L4V1H6, Canada.

Item 2.	Identity and Background.

(a)           This statement is filed by Crescendo Partners II, L.P., Series I, a Delaware limited partnership (“Crescendo Partners II”), Crescendo Investments II, LLC, a Delaware limited liability company (“Crescendo Investments II”), Crescendo Partners III, L.P., a Delaware limited partnership (“Crescendo Partners III”), Crescendo Investments III, LLC, a Delaware limited liability company (“Crescendo Investments III”), Eric Rosenfeld (“Mr. Rosenfeld”), Mark Benadiba (“Mr. Benadiba”), Mario Pilozzi (“Mr. Pilozzi”) and Csaba Reider (“Mr. Reider”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Crescendo Partners II, Crescendo Investments II, Crescendo Partners III and Crescendo Investments III are referred to collectively herein as “Crescendo Partners.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.

Crescendo Investments II is the general partner of Crescendo Partners II.  Crescendo Investments III is the general partner of Crescendo Partners III.  The managing member of each of Crescendo Investments II and Crescendo Investments III is Mr. Rosenfeld. By virtue of his position with Crescendo Investments II and Crescendo Investments III, Mr. Rosenfeld has the sole power to vote and dispose of the Issuer’s Shares owned by Crescendo Partners II and Crescendo Partners III.

(b)           The principal business address of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, and Mr. Rosenfeld is 825 Third Avenue, 40th Floor, New York, New York 10022.  The principal business address of Mr. Benadiba is 25 Parkwood Avenue, Toronto, Ontario, M4V2W9, Canada.  The principal business address of Mr. Pilozzi is 2271 Lyndhurst Drive, Oakville, Ontario, L6H7V5, Canada.  The principal business address of Mr. Reider is 9 Country Estates Drive, Markham, Ontario, L6C1A4, Canada.

(c)           The principal business of Crescendo Partners II is investing in securities. The principal business of Crescendo Investments II is acting as the general partner of Crescendo Partners II.  The principal business of Crescendo Partners III is investing in securities.  The principal business of Crescendo Investments III is acting as the general partner of Crescendo Partners III.  The principal occupation of Mr. Rosenfeld is serving as the managing member of Crescendo Investments II, Crescendo Investments III and as the managing member of the general partner of Crescendo Partners, L.P., whose principal business is investing in securities.  The principal occupation of Mr. Benadiba is serving as an independent investor.  Mr. Pilozzi recently retired.  He most recently served as president and chief executive officer of Wal-Mart Canada.  The principal occupation of Mr. Reider is serving as an investment consultant.

CUSIP NO. 22163N106

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Rosenfeld is a citizen of the United States of America.  Messrs. Benadiba, Pilozzi and Reider are citizens of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,947,600 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $16,900,031, including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

The aggregate purchase price of the 100,000 Shares beneficially owned by Mr. Benadiba is approximately $261,000, excluding brokerage commissions.  The Shares owned directly by Mr. Benadiba were acquired with personal funds.

The aggregate purchase price of the 176,966 Shares beneficially owned by Mr. Reider is approximately $434,500, excluding brokerage commissions.  The Shares owned directly by Mr. Reider were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were very undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Crescendo Partners has engaged in and intends to continue to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer, as well as representation on the Board of Directors of the Issuer and potential changes in the composition of the management team and the Board of Directors of the Issuer.  Crescendo Partners has also engaged in and intends to continue to engage in discussions with other shareholders of the Issuer and potentially other third parties to discuss the Issuer, its prospects and any or all of the matters referred to in Item 4, including the composition of the management team and the Board of Directors of the Issuer.  Crescendo Partners has had discussions with certain of the Reporting Persons named herein, including Messrs. Reider, Benadiba and Pilozzi, regarding their willingness and ability to serve as candidates for either election as directors of the Issuer or employment on the executive management team of the Issuer, or both.

CUSIP NO. 22163N106

From 1999 through 2007, Mr. Reider held a number of senior executive positions with the Issuer, including Director of Manufacturing, Vice President of Operations and most recently Vice President of Global Sourcing and Six Sigma.  Prior to joining the Issuer in 1999, Mr. Reider served in various executive positions of Foodcor Corporation, where he played a role in engineering the successful acquisition of Foodcor Corporation by Pepsi/Seven-up, Toronto/Canada.  From 1989 through 2006, Mr. Benadiba held a number of senior executive positions with the Issuer.  Mr. Benadiba most recently served as Executive Vice-President, North American Operations, of the Issuer from 2005 until 2006.   Prior to joining the Issuer in 1989, Mr. Benadiba was a senior executive and owner of Pepsi/Seven-up, Toronto/Canada.  Beginning in 1994, Mr. Pilozzi served in a variety of executive positions with Wal-Mart Canada.  In September 2000, Mr. Pilozzi was promoted to head up the Canadian Wal-Mart Operation as Chief Operating Officer and was further promoted to President and CEO in January 2002.  Prior to joining Wal-Mart Canada in 1994, Mr. Pilozzi held a broad range of positions with Woolworth Canada over a period of more than 30 years.  Mr. Pilozzi recently retired from serving as President and CEO of Wal-Mart Canada.

On May 23, 2008, Crescendo Partners and Mr. Reider signed a letter agreement (the “Reider Letter”) setting forth the terms upon which Mr. Reider would be willing to act as Chief Executive Officer of the Issuer and which Crescendo Partners would be willing to propose and support in the event that Crescendo Partners were to receive representation on the Board of Directors of the Issuer and the Board of Directors were to subsequently agree to appoint Mr. Reider to serve as the Chief Executive Officer of the Issuer.

On May 23, 2008, Crescendo Partners and Mr. Benadiba signed a letter agreement (the “Benadiba Letter”) setting forth the terms upon which Mr. Benadiba would be willing to act as Chairman of the Issuer and which Crescendo Partners would be willing to propose and support in the event that Crescendo Partners were to receive representation on the Board of Directors of the Issuer and the Board of Directors were to subsequently agree to appoint Mr. Benadiba to serve as Chairman of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, requisitioning the Board of Directors of the Issuer to call a meeting of shareholders for purposes relating to any or all of the matters referred to in Item 4, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 22163N106

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 71,871,330 Shares outstanding, which is the total number of Shares reported to be outstanding as of March 29, 2008, in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 13, 2008.

As of the date hereof, the Reporting Persons collectively own an aggregate of 6,224,566 Shares, constituting approximately 8.7% of the Shares outstanding.

As of the date hereof, Crescendo Partners II beneficially owns 5,419,055 Shares, constituting approximately 7.5% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 5,419,055 Shares owned by Crescendo Partners II, constituting approximately 7.5% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 5,419,055 Shares owned by Crescendo Partners II, constituting approximately 7.5% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 5,419,055 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the date hereof, Crescendo Partners III beneficially owns 528,545 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 528,545 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 528,545 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 528,545 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group.

CUSIP NO. 22163N106

As of the date hereof, Mr. Benadiba beneficially owns 100,000 Shares, constituting less than one percent of the Shares outstanding.  Mr. Benadiba, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Mr. Benadiba disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group.

As of the date hereof, Mr. Pilozzi does not directly own any Shares and has not entered into any transactions in the Shares in the last sixty days.  Mr. Pilozzi, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Mr. Pilozzi disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group.

As of the date hereof, Mr. Reider beneficially owns 176,966 Shares, constituting less than one percent of the Shares outstanding.  Mr. Reider, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Mr. Reider disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group.

(b)           By virtue of his position with Crescendo Investments II and Crescendo Investments III, Mr. Rosenfeld has the sole power to vote and dispose of the Shares beneficially owned by Crescendo Partners II and Crescendo Partners III reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 23, 2008, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, and Messrs. Rosenfeld, Benadiba, Pilozzi, and Reider entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

CUSIP NO. 22163N106

On May 23, 2008, Crescendo Partners and Mr. Reider signed the Reider Letter defined and described in Item 4 above.  The Reider Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On May 23, 2008, Crescendo Partners and Mr. Benadiba signed the Benadiba Letter defined and described in Item 4 above.  The Benadiba Letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1.
Joint Filing Agreement by and among Crescendo Partners II, L.P., Series I, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld, Mark Benadiba, Mario Pilozzi, and Csaba Reider, dated May 23, 2008.

99.2.	Letter Agreement between Crescendo Partners and Csaba Reider, dated May 23, 2008.

99.3.	Letter Agreement between Crescendo Partners and Mark Benadiba, dated May 23, 2008.

CUSIP NO. 22163N106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008	CRESCENDO PARTNERS II, L.P., SERIES I

	By:	Crescendo Investments II, LLC General Partner

	By:	/s/ Eric Rosenfeld
		Name:	Eric Rosenfeld
		Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Mark Benadiba
MARK BENADIBA

/s/ Mario Pilozzi
MARIO PILOZZI

/s/ Csaba Reider
CSABA REIDER

CUSIP NO. 22163N106

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Shares Purchased /(Sold)	Price Per Share	Date of Purchase /Sale	Stock Exchange

CRESCENDO PARTNERS II, L.P., SERIES I
68,544	2.8952	03/27/2008	TSX
621,111	2.8252	03/27/2008	NYSE
100,000	3.3965	03/28/2008	TSX
516,900	3.3202	03/28/2008	NYSE
90,000	3.5850	03/31/2008	TSX
182,200	3.4960	03/31/2008	NYSE
25,000	3.3100	04/01/2008	TSX
125,000	3.2482	04/01/2008	NYSE
64,300	2.7914	04/21/2008	NYSE
35,300	2.7700	04/22/2008	TSX
88,000	2.7487	04/22/2008	NYSE
293,200	2.7576	04/28/2008	NYSE
264,800	2.8336	04/29/2008	NYSE
100,000	2.8000	05/02/2008	NYSE
100,000	2.8000	05/05/2008	NYSE
150,000	2.7653	05/06/2008	NYSE
118,000	2.7127	05/07/2008	NYSE
1,040,000	2.4400	05/13/2008	TSX
359,608	2.6002	05/16/2008	TSX
73,392	2.6034	05/16/2008	NYSE
(6,150)	2.6140	05/19/2008	NYFX
285,500	2.6926	05/19/2008	NYSE
46,911	2.9682	05/20/2008	TSX
677,439	2.9304	05/20/2008	NYSE

CRESCENDO INVESTMENTS II, LLC
None

CUSIP NO. 22163N106

CRESCENDO PARTNERS III, L.P.
32,256	2.8952	03/27/2008	TSX
296,289	2.8252	03/27/2008	NYSE
50,392	2.6002	05/16/2008	TSX
10,008	2.6034	05/16/2008	NYSE
(850)	2.6140	05/19/2008	NYFX
39,800	2.6926	05/19/2008	NYSE
6,518	2.9682	05/20/2008	TSX
94,132	2.9304	05/20/2008	NYSE

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

MARK BENADIBA
30,000	3.1298	03/28/2008	TSX
(16,000)	3.1298	04/17/2008	TSX
(14,000)	3.1663	04/17/2008	TSX
100,000	2.6100	05/14/2008	TSX

MARIO PILOZZI
None

CSABA REIDER
22,500	2.4800	05/13/2008	TSX
50,000	2.5000	05/13/2008	TSX
2,500	2.4700	05/15/2008	TSX

CUSIP NO. 22163N106

EXHIBIT INDEX

Exhibit
1.     Joint Filing Agreement by and among Crescendo Partners II, L.P., Series I, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld, Mark Benadiba, Mario Pilozzi, and Csaba Reider, dated May 23, 2008.

2. Letter Agreement between Crescendo Partners and Csaba Reider, dated May 23, 2008.
3. Letter Agreement between Crescendo Partners and Mark Benadiba, dated May 23, 2008.